MERIDIAN FUND, INC.
Top 10 Holdings
as of
9/30/2009
Top 10 Holdings
Meridian Equity Income Fund

		Percentage
Holding	Market Value	of Portfolio

Mattel, Inc.	$450,424	1.8%
Coca-Cola Co. (The)	434,970	1.8
R. R. Donnelley & Sons Co.	425,519	1.7
Automatic Data Processing, Inc.	424,440	1.7
Boeing Co. (The)	422,370	1.7
Kimberly-Clark Corp.	421,707	1.7
Sonoco Products Co.	421,362	1.7
Harris Corp.	421,120	1.7
Diebold, Inc.	420,681	1.7
Genuine Parts Co.	418,089	1.7

Net Assets	$24,397,025

Meridian Growth Fund

		Percentage
Holding	Market Value	of Portfolio

Dun & Bradstreet Corp.	$35,053,928	2.6%
RPM International, Inc.	34,753,989	2.5
FMC Technologies, Inc.	33,364,643	2.4
Valspar Corp.	33,171,558	2.4
Brown & Brown, Inc.	32,900,594	2.4
Mattel, Inc.	32,724,042	2.4
Willis Group Holdings, Ltd. (United Kingdom)	32,642,921	2.4
Advent Software, Inc.	32,555,730	2.4
Blackbaud, Inc.	31,714,400	2.3
Solera Holdings, Inc.	31,567,317	2.3

Net Assets	$1,367,288,616

Meridian Value Fund

		Percentage
Holding	Market Value	of Portfolio

Travelers Cos., Inc. (The)	$24,181,776	2.6%
Mattel, Inc.	23,977,694	2.6
Franklin Resources, Inc.	23,952,860	2.5
Willis Group Holdings, Ltd. (United Kingdom)	23,704,800	2.5
Adobe Systems, Inc.	22,437,464	2.4
Molson Coors Brewing Co. Class B	22,232,156	2.4
NVIDIA Corp.	21,719,853	2.3
KBR, Inc.	21,580,514	2.3
Black & Decker Corp. (The)	21,566,511	2.3
Zebra Technologies Corp. Class A	21,514,121	2.3

Net Assets	$939,027,530

Top Ten Sectors
9/30/2009
Meridian Equity Income Fund

	Market	Pct.
Sector	Value	Assets

Retail	$450,424	1.8%
Soft Drinks	$434,970	1.8%
Commercial Printing	$425,519	1.7%
Data Processing & Outsourced Services	$424,440	1.7%
Aerospace/Defense	$422,370	1.7%
Consumer Products	$421,707	1.7%
Paper & Packaging	$421,362	1.7%
Telecommunications Equipment	$421,120	1.7%
Computer Hardware	$420,681	1.7%
Distributors	$418,089	1.7%

Total Net Assets	$24,397,025

Meridian Growth Fund

	Market	Pct.
Sector	Value	Assets

Tech-Software	$216,673,971	15.9%
Retail	$118,782,210	8.7%
Energy	$95,976,556	7.0%
Technology	$79,953,622	5.9%
Industrial Conglomerates	$76,077,325	5.6%
Insurance Brokers	$65,543,515	4.8%
Business Services	$58,240,478	4.3%
Healthcare Products	$55,292,927	4.0%
Brokerage & Money Management	$55,097,819	4.0%
Industrial Services	$47,788,920	3.5%

Total Net Assets	$1,367,288,616

Meridian Value Fund

	Market	Pct.
Sector	Value	Assets

Retail	$90,850,094	9.7%
Healthcare Products	$70,199,688	7.5%
Industrial Products	$59,406,481	6.3%
Technology	$59,058,395	6.3%
Energy	$57,176,425	6.1%
Tech-Software	$41,809,238	4.5%
Banking	$37,288,922	4.0%
Consumer Products	$36,972,087	3.9%
Semiconductors	$36,071,751	3.8%
Trucking	$34,230,408	3.6%

Total Net Assets	$939,027,530

MERIDIAN FUND, INC.
Meridian Equity Income Fund
Performance Update           9/30/2009
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%
12/31/2006	12.24	0.28	26.72
12/31/2007	11.42	0.76	26.08
12/31/2008	7.23	0.75	(11.87)
9/30/2009	8.26	0.00	0.68

For the period ending		Average Annual
30-Sep-09	Total Return	Compound Rate of Return
One Year	(10.06%)	(10.06%)
Three Years	(15.50%)	(5.46%)
Since Inception (01/31/05)	.68%	.15%

Portfolio @           9/30/2009

AEROSPACE/DEFENSE — 1.7%
Boeing Co. (The)

AIR FREIGHT & LOGISTICS — 1.6%
United Parcel Service, Inc. Class B

APPAREL ACCESSORIES & LUXURY GOODS — 1.7%
VF Corp.

APPAREL RETAIL — 1.7%
Buckle, Inc. (The)

APPLICATION SOFTWARE — 1.7%
Interactive Data Corp.

ASSET MANAGEMENT & CUSTODY BANKS — 1.5%
Federated Investors, Inc. Class B

BANKING-DIVERSIFIED BANKS — 1.5%
Bank of Hawaii Corp.

BANKING-THRIFTS & MORTGAGE FINANCE — 1.5%
Hudson City Bancorp, Inc.

BROKERAGE & MONEY MANAGEMENT — 1.5%
T. Rowe Price Group, Inc.

BUILDING PRODUCTS — 1.7%
Valspar Corp.

BUSINESS SERVICES — 1.4%
Broadridge Financial Solutions, Inc.

CHEMICALS-DIVERSIFIED — 1.6%
Dow Chemical Co. (The)

CHEMICALS-SPECIALTY — 1.6%
Sensient Technologies Corp.

COMMERCIAL PRINTING — 1.7%
R. R. Donnelley & Sons Co.

COMPUTER HARDWARE — 1.7%
Diebold, Inc.

CONSUMER FINANCE — 1.6%
H & R Block, Inc.

CONSUMER PRODUCTS — 1.7%
Kimberly-Clark Corp.

DATA PROCESSING & OUTSOURCED SERVICES — 1.7%
Automatic Data Processing, Inc.

DEPARTMENT STORES — 1.7%
Nordstrom, Inc.

DISTILLERS & VINTNERS — 1.6%
Brown-Forman Corp. Class B

DISTRIBUTORS — 1.7%
Genuine Parts Co.

DIVERSIFIED CAPITAL MARKETS — 1.5%
NYSE Euronext .

ELECTRICAL COMPONENTS & EQUIPMENT — 1.7%
Hubbell, Inc. Class B

ELECTRICAL UTILITIES — 1.5%
Constellation Energy Group, Inc.

ENERGY — 1.6%
Chevron Corp.

ENVIRONMENTAL FACILITIES & SERVICES — 1.7%
Waste Management, Inc.

FOOD DISTRIBUTORS — 1.7%
SYSCO Corp.

FOOD & MEATS-PACKAGED — 1.7%
Kraft Foods, Inc. Class A

FOOD RETAIL — 1.4%
SUPERVALU, Inc.

HEALTH CARE EQUIPMENT & SUPPLIES — 1.6%
Hillenbrand, Inc.

HEALTH CARE SERVICES — 1.6%
Pharmaceutical Product Development, Inc.

HEALTH CARE TECHNOLOGY — 1.6%
Medtronic, Inc.

HOME IMPROVEMENT RETAIL — 1.6%
Home Depot, Inc.

HOUSEHOLD APPLIANCES — 1.7%
Stanley Works (The)

HOUSEHOLD-HOME FURNISHINGS — 1.6%
Leggett & Platt, Inc.

INDUSTRIAL CONGLOMERATES — 1.7%
3M Co.

INDUSTRIAL MACHINERY — 1.6%
Eaton Corp.

INSURANCE BROKERS — 1.7%
Willis Group Holdings, Ltd. (United Kingdom) .

INSURANCE-LIFE & HEALTH — 1.6%
Aflac, Inc.

INSURANCE-PROPERTY & CASUALTY — 1.7%
Mercury General Corp.

MACHINERY-CONSTRUCTION, FARM & HEAVY TRUCKS — 1.7%
Caterpillar, Inc.

OFFICE SERVICES & SUPPLIES — 1.7%
Avery Dennison Corp.

OIL & GAS-REFINING & MARKETING — 1.5%
Sunoco, Inc.

PAPER & PACKAGING — 1.7%
Sonoco Products Co.

PERSONAL PRODUCTS — 1.7%
Nu Skin Enterprises, Inc. Class A

PHARMACEUTICALS — 1.7%
Johnson & Johnson

RAILROADS — 1.6%
Norfolk Southern Corp.

REITS-STORAGE — 1.6%
Public Storage REIT

RESTAURANTS — 1.5%
McDonald’s Corp.

RETAIL — 1.8%
Mattel, Inc.

SEMICONDUCTORS — 1.7%
Intel Corp.

SOFT DRINKS — 1.8%
Coca-Cola Co. (The)

STEEL — 1.7%
Nucor Corp.

TELECOMMUNICATIONS EQUIPMENT — 1.7%
Harris Corp.

TELECOMMUNICATION SERVICES-INTEGRATED — 1.7%
AT&T, Inc.

TOBACCO — 1.6%
Reynolds American, Inc.

TRUCKING — 1.5%
Ryder System, Inc.
UTILITIES-GAS — 1.6%
AGL Resources, Inc.

Breakdowns —
Common Stock Cost	$24,419,310
Common Stock %	94.7%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	5.3%

MERIDIAN FUND, INC.
Meridian Growth Fund
Performance Update     9/30/2009

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarentee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%
12/31/1985	13.01	0.10	31.24
12/31/1986	13.57	1.23	48.37
12/31/1987	11.51	1.24	36.86
12/31/1988	13.59	0.00	61.59
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.13	1777.87
12/31/2007	37.72	3.64	1879.29
12/31/2008	25.07	1.18	1278.60
9/30/2009	31.96	0.00	1657.49

For the period ending		Average Annual
30-Sep-09	Total Return	Compound Rate of Return
One Year	1.68%	1.68%
Three Years	(1.77%)	(0.59%)
Five Years	20.75%	3.84%
Ten Years	145.17%	9.38%
Since Inception (8/1/84)	1657.49%	12.07%

Portfolio @     9/30/2009

AIR FREIGHT & LOGISTICS — 1.1%
Expeditors International of Washington, Inc.

AUTOMOTIVE WHOLESALE SERVICES — 2.0%
Copart, Inc.*

BANKING — DIVERSIFIED BANKS — 2.3%
Bank of Hawaii Corp.

BROKERAGE & MONEY MANAGEMENT — 4.0%
Affiliated Managers Group, Inc.*
T. Rowe Price Group, Inc.

BUILDING PRODUCTS — 2.4%
Valspar Corp.

BUSINESS SERVICES — 4.3%
Dun & Bradstreet Corp.
Global Payments, Inc.

CASINOS & GAMING — 1.1%
International Game Technology

CELLULAR COMMUNICATIONS — 1.5%
American Tower Corp. Class A*

CHEMICALS-SPECIALTY — 2.5%
RPM International, Inc.

COMPUTER HARDWARE — 2.0%
Diebold, Inc.

CONSTRUCTION — 0.3%
Granite Construction, Inc.

CONSUMER SERVICES — 2.2%
Rollins, Inc.

DISTRIBUTORS — 1.9%
Watsco, Inc.

ENERGY — 7.0%
Continental Resources, Inc.*
Core Laboratories NV
FMC Technologies, Inc.*
Noble Energy, Inc.

HEALTHCARE INFORMATION SERVICES — 1.6%
Cerner Corp.*

HEALTHCARE PRODUCTS — 4.0%
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*

HEALTHCARE TECHNOLOGY — 1.4%
IDEXX Laboratories, Inc.*

INDUSTRIAL CONGLOMERATES — 5.6%
Airgas, Inc.
Cooper Industries Plc Class A
Dionex Corp.*

INDUSTRIAL SERVICES — 3.5%
Republic Services, Inc.
Ritchie Bros. Auctioneers, Inc.

INSURANCE BROKERS — 4.8%
Brown & Brown, Inc.
Willis Group Holdings, Ltd. (United Kingdom)

LEISURE & AMUSEMENT — 1.5%
Royal Caribbean Cruises, Ltd.* .

METALS — 1.0%
Cameco Corp.

REITS-DIVERSIFIED — 1.8%
Digital Realty Trust, Inc. REIT

RESTAURANTS — 2.3%
Cracker Barrel Old Country Store, Inc.

RETAIL — 8.7%
Bed Bath & Beyond, Inc.*
CarMax, Inc.* .
Coach, Inc.
Family Dollar Stores, Inc.
Mattel, Inc.
PetSmart, Inc.

TECHNOLOGY — 5.9%
Autodesk, Inc.*
NetApp, Inc.*
Trimble Navigation, Ltd.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE — 15.9%
Adobe Systems, Inc.*
Advent Software, Inc.*
Blackbaud, Inc.
BMC Software, Inc.*
MICROS Systems, Inc.*
Nuance Communications, Inc.*
Solera Holdings, Inc.
Teradata Corp.*

TRUCKING — 2.0%
J.B. Hunt Transport Services, Inc.

Breakdowns —
Common Stock Cost	$1,134,745,415
Common Stock %	94.6%
US Treasury Bills	3.7%
Cash and Other Assets Less Liabilities	1.7%

MERIDIAN FUND, INC.
Meridian Value Fund
Performance Update     9/30/2009
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.
Portfolio @     9/30/2009

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%
12/30/1995	11.91	0.00	19.10
12/31/1996	14.85	0.86	57.62
12/31/1997	15.86	2.23	91.30
12/31/1998	18.32	0.47	127.54
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
12/31/2007	31.92	6.39	752.12
12/31/2008	20.40	1.32	479.90
9/30/2009	23.83	0.00	577.40

For the period ending		Average Annual
30-Sep-09	Total Return	Compound Rate of Return
One Year	(10.62%)	(10.62%)
Three Years	(7.39%)	(2.52%)
Five Years	17.05%	3.20%
Ten Years	145.77%	9.41%
Since Inception (2/94)	577.40%	13.02%

Portfolio @          9/30/2009

ASSET MANAGEMENT & CUSTODY BANKS — 2.5%
Franklin Resources, Inc.

BANKING — 4.0%
JPMorgan Chase & Co.
Wells Fargo & Co.

BIOTECHNOLOGY — 0.0%
Talecris Biotherapeutics Holdings Corp.*

BREWERS — 2.4%
Molson Coors Brewing Co. Class B

BROKERAGE & MONEY MANAGEMENT — 2.2%
TD Ameritrade Holding Corp.*

BUILDING PRODUCTS — 0.5%
Simpson Manufacturing Co., Inc.

BUSINESS SERVICES — 2.1%
Broadridge Financial Solutions, Inc.

COMPUTER HARDWARE — 1.2%
Diebold, Inc.

CONSUMER PRODUCTS — 3.9%
Black & Decker Corp. (The)
Kimberly-Clark Corp.

ENERGY — 6.1%
Apache Corp.
Exterran Holdings, Inc.*
Forest Oil Corp.*
SunPower Corp. Class A*
Transocean, Ltd.*

ENGINEERING & CONSTRUCTION — 2.3%
KBR, Inc.

ENVIRONMENTAL FACILITIES & SERVICES — 2.2%
Waste Management, Inc.

HEALTHCARE PRODUCTS — 7.5%
Baxter International, Inc.
Boston Scientific Corp.*
Covidien Plc
Gen-Probe, Inc.*
Hologic, Inc.*

HOME IMPROVEMENT RETAIL — 2.3%
Sherwin-Williams Co. (The)

INDUSTRIAL — 0.9%
Curtiss-Wright Corp.

INDUSTRIAL PRODUCTS — 6.3%
Cummins, Inc.
Franklin Electric Co., Inc.
Lincoln Electric Holdings, Inc.
Schnitzer Steel Industries, Inc. Class A
Sealed Air Corp.

INDUSTRIAL SERVICES — 1.0%
Ritchie Bros. Auctioneers, Inc.

INSURANCE — 2.6%
Travelers Cos., Inc. (The)

INSURANCE BROKERS — 2.5%
Willis Group Holdings, Ltd. (United Kingdom)

LEISURE & AMUSEMENT — 3.4%
Carnival Corp.
Polaris Industries, Inc.

METALS — 2.1%
Cameco Corp.
Newmont Mining Corp.

PHARMACEUTICALS — 1.3%
BioMarin Pharmaceutical, Inc.*

PIPELINES — 1.9%
Kinder Morgan Management, LLC*

RAILROADS — 2.1%
Union Pacific Corp.

REITS-DIVERSIFIED — 2.2%
Host Hotels & Resorts, Inc. REIT
Redwood Trust, Inc. REIT

RETAIL — 9.7%
Best Buy Co., Inc.
Carter’s Inc.*
Costco Wholesale Corp.
Kohl’s Corp.*
Mattel, Inc.

SEMICONDUCTORS — 3.8%
NVIDIA Corp.*
Power Integrations, Inc.

TECHNOLOGY — 6.3%
Autodesk, Inc.*
Cisco Systems, Inc.*
Itron, Inc.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE — 4.5%
Adobe Systems, Inc.*
Citrix Systems, Inc.*

TRUCKING — 3.6%
Con-way, Inc.
Heartland Express, Inc.

UTILITIES — 2.2%
Hawaiian Electric Industries, Inc.

Breakdowns —
Common Stock Cost	$762,996,323
Common Stock %	95.6%
U.S. Treasury Bills	2.7%
Cash and Other Assets Less Liabilities	1.7%

Meridian Equity Income Fund Top 10 Holdings as of 9/30/2009 Percentage Holding Market Value of Portfolio Mattel, Inc. 450,424 1.8% Coca-Cola Co. (The) 434,970 1.8% R. R. Donnelley & Sons Co. 425,519 1.7% Automatic Data Processing, Inc. 424,440 1.7% Boeing Co. (The) 422,370 1.7% Kimberly-Clark Corp. 421,707 1.7% Sonoco Products Co. 421,362 1.7% Harris Corp. 421,120 1.7% Diebold, Inc. 420,681 1.7% Genuine Parts Co. 418,089 1.7% Net Assets $ 24,397,025 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2009 Meridian Fund, Inc. All rights reserved.

MEIFX Meridian Equity Income Fund Top 10 Sectors as of 9/30/2009 Market Pct. Sector Value Assets Retail $ 450,424 1.8% Soft Drinks 434,970 1.8% Commercial Printing 425,519 1.7% Data Processing & Outsourced Services 424,440 1.7% Aerospace/Defense 422,370 1.7% Consumer Products 421,707 1.7% Paper & Packaging 421,362 1.7% Telecommunications Equipment 421,120 1.7% Computer Hardware 420,681 1.7% Distributors 418,089 1.7% Net Assets $ 24,397,025 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2009 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Holdings as of 9/30/2009 Percentage Holding Market Value of Portfolio Dun & Bradstreet Corp. 35,053,928 2.6% RPM International, Inc. 34,753,989 2.5% FMC Technologies, Inc. 33,364,643 2.4% Valspar Corp. 33,171,558 2.4% Brown & Brown, Inc. 32,900,594 2.4% Mattel, Inc. 32,724,042 2.4% Willis Group Holdings, Ltd. 32,642,921 2.4% (United Kingdom) Advent Software, Inc. 32,555,730 2.4% Blackbaud, Inc. 31,714,400 2.3% Solera Holdings, Inc. 31,567,317 2.3% Net Assets $ 1,367,288,616 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2009 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Sectors as of 9/30/2009 Sector Market Value Pct. Assets Tech-Software $ 216,673,971 15.9% Retail 118,782,210 8.7% Energy 95,976,556 7.0% Technology 79,953,622 5.9% Industrial Conglomerates 76,077,325 5.6% Insurance Brokers 65,543,515 4.8% Business Services 58,240,478 4.3% Healthcare Products 55,292,927 4.0% Brokerage & Money Management 55,097,819 4.0% Industrial Services 47,788,920 3.5% Net Assets $ 1,367,288,616 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2009 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Holdings as of 9/30/2009 Market Percentage Holding Value of Portfolio Travelers Cos., Inc. (The) 24,181,776 2.6% Mattel, Inc. 23,977,694 2.6% Franklin Resources, Inc. 23,952,860 2.5% Willis Group Holdings, Ltd. (United Kingdom) 23,704,800 2.5% Adobe Systems, Inc. 22,437,464 2.4% Molson Coors Brewing Co. Class B 22,232,156 2.4% NVIDIA Corp. 21,719,853 2.3% KBR, Inc. 21,580,514 2.3% Black & Decker Corp. (The) 21,566,511 2.3% Zebra Technologies Corp. Class A 21,514,121 2.3% Net Assets $ 939,027,530 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2009 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Sectors as of 9/30/2009 Sector Market Value Pct. Assets Retail 90,850,094 9.7% Healthcare Products 70,199,688 7.5% Industrial Products 59,406,481 6.3% Technology 59,058,395 6.3% Energy 57,176,425 6.1% Tech-Software 41,809,238 4.5% Banking 37,288,922 4.0% Consumer Products 36,972,087 3.9% Semiconductors 36,071,751 3.8% Trucking 34,230,408 3.6% Net Assets $ 939,027,530 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2009 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.
October 9, 2009
To Our Shareholders:
Stocks posted strong gains during the third quarter based on further stabilization of the financial system and positive economic signs. The S&P 500 advanced 15.0%, the NASDAQ 15.7% and the Russell 2000 18.9%. Stocks of highly leveraged cyclical companies, in general, performed best, regardless of the sector. The best performing groups during the quarter included full line insurance, recreational products and mortgage finance. The mobile telecommunication, alternative fuels and renewable energy equipment were among the worst performing sectors. The yield on the ten-year Treasury bond declined from 3.53% to 3.31% during the quarter.
Gross Domestic Product declined 0.7% in the second quarter, an improvement over previous periods. The economy has stabilized and is showing modest signs of growth in most areas. Housing prices, consumer spending, industrial production and construction spending have improved in recent months. Monetary and fiscal policy remain expansionary, interest rates remain low and inflation is not an issue at this point. We expect the economy to show modest growth for the balance of 2009 and through 2010. It’s questionable, however, whether growth will be sufficient to reduce the rate of unemployment or make a dent in the swelling deficit. We need policies that encourage business to invest, hire workers and remain competitive in world markets. Tax hikes and deficit-increasing entitlement programs are not the medicine for an economy approaching 10% unemployment.
Long-term investment results, history clearly shows, are improved by buying good companies or mutual funds or adding to existing positions during difficult stock market environments. We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders.
Richard F. Aster, Jr.
Meridian Equity Income Fund» (MEIFX)
The Meridian Equity Income Fund’s net asset value per share at September 30, 2009 was $8.26. This represents an increase of 14.3% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, January 31, 2005, were 0.7% and 0.2%, respectively. At the close of the quarter, total net assets were $24,397,025 and were invested 5.3% in cash and other assets net of liabilities and 94.7% in stocks. As of the date of this letter there were 517 shareholders.
Our basic strategy remains unchanged. The Fund continues to seek to invest in companies with above average yields and strong financial returns that, in our opinion, have the ability to grow dividends. The severe downturn in the economy and corporate profits resulted in dividend cuts for companies which, previously, were considered safe. Dividends for good companies, however, have stabilized and, hopefully, will begin to grow again, as the economy picks up. The Fund is diversified with 58 positions representing 58 different industry groups. At the end of the September 2009 quarter, the portfolio’s average holding had a 5-year-average return on equity of 21.8% and an average dividend yield of 3.5%; both measures substantially higher than the average S&P 500 stock. The average position had a market capitalization of $24.1 billion, a debt ratio of 39.2% and earnings per share that are projected to increase annually 8.1% during the next several years. We believe these financial characteristics will lead to positive long-term returns for the Fund.
During the quarter we purchased shares of AFLAC, Buckle, Broadridge Financial Solutions, Constellation Energy Group, Hudson City Bancorp, Nucor, NYSE Euronext, Pharmaceutical Product Development and Ryder System. We sold our shares in CBS, Harley-Davidson, Johnson Controls, Tiffany and Vulcan Materials.
The Coca-Cola Company has been in the Equity Income Fund for some time. It meets our criteria for a sound long-term investment on most fronts. Coca-Cola has well known brands with leading market share positions, a strong international presence, both in developed and developing countries, and strong financial characteristics. The company has a yield of 3% supported by substantial free cash flow, a strong balance sheet and a high return on invested capital. Modest growth will be achieved through market share gains; particularly in developing countries and acquisitions. Coca-Cola is well managed and we believe the shares will provide investors with a positive and stable return.
Meridian Growth Fund» (MERDX)
The Meridian Growth Fund’s net asset value per share at September 30, 2009 was $31.96. This represents an increase of 27.5% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, August 1, 1984, were 1,657.5% and 12.1%, respectively. At the close of the quarter, total net assets were $1,367,288,616 and were invested 5.4% in cash, cash equivalents and other assets net of liabilities and 94.6% in stocks. As of the date of this letter there were 61,750 shareholders.
Stocks have advanced sharply since March and valuations, in our view, more accurately reflect the pending recovery. We believe performance, going forward, will depend more on stock selection. Our portfolio is diversified with small and medium sized growth stocks that, for the most part, have good growth prospects, strong financial positions and sell at reasonable valuations. We are somewhat over-weighted in technology, specifically software. These
2

companies have established franchises, good financial characteristics, significant international exposure and excellent growth prospects, particularly in emerging markets.
During the quarter we purchased shares of BMC Software, Cameco, J.B. Hunt Transport Services and Valspar. We sold our shares in C.R. Bard, Jack In The Box, Ross Stores and VeriSign.
Dun & Bradstreet Corporation is the long time industry leader, with 50% market share worldwide, in providing financial information for private and public companies. Businesses use the information primarily to track the credit history of customers and to get contact data for prospecting new clients. The breadth, depth and quality of Dun & Bradstreet’s database give it a competitive advantage which will be difficult to replicate. Dun & Bradstreet, in our opinion, will grow faster than the industry through expansion into international markets, developing new product categories and accessing other business segments, where available information is limited. Most of its services can now be subscribed to via the internet. The company has an experienced management team with a strong track record. The shares sell at an attractive valuation given the company’s balance sheet, financial returns, long-term growth prospects and free cash flow yield.
Meridian Value Fund» (MVALX)
The Meridian Value Fund’s net asset value per share at September 30, 2009 was $23.83. This represents an increase of 16.8% for the calendar year to date. The Fund’s total return and average compounded annual rate of return since June 30, 1995, were 559.6% and 14.2%, respectively. The comparable period returns for the S&P 500 with dividends were 149.8% and 6.6%, respectively. At the close of the quarter, total net assets were $939,027,530 and were invested 4.4% in cash, cash equivalents and other assets net of liabilities and 95.6% in stocks. As of the date of this letter there were 55,179 shareholders.
Our investment strategy remains unchanged. We continue to seek out-of-favor companies exemplified by an extended period of declining earnings. Most of the problems are economic-related at this point. We continue to believe that current conditions present the Meridian Value Fund with a unique opportunity. We have, in our opinion, purchased excellent companies, both large and small, at attractive valuations. In normal economic conditions, such companies rarely fall out of favor. These are companies, in most cases, with leading and defensible market positions, high returns on invested capital, strong balance sheets and proven management teams. We believe the Fund is positioned for positive returns during the next several years. We hold 58 positions, representing 31 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are retail, technology and healthcare products.
During the quarter we purchased shares of BioMarin Pharmaceutical, Curtis-Wright, Lincoln Electric and Sunpower. We sold our positions in Burger King, Chevron, Marvel Entertainment and VeriSign.
The Travelers Companies is the number two commercial property and casualty insurer behind embattled AIG. The company maintains conservative underwriting standards, a low risk
3

investment portfolio and strong capital levels. Premium growth has been hampered by soft industry pricing and economic contraction. Additionally, the investment portfolio yields decreased due to low interest rates and the depressed investment environment. We believe the company is well positioned to resume earnings growth through market share gains from troubled peers, a better economy causing businesses to increase insurance coverage and a return to more normal pricing and investment yields. Travelers’ shares represent a good value; trading near its forty seven dollar book value and at less than seven times earnings power, which is in excess of seven dollars per share.
Miscellaneous
The Meridian Funds are no-load and there are no transaction fees or commissions charged when purchased directly through our transfer agent, PNC Global Investment Servicing (U.S.), Inc. This can be a very cost-effective method to purchase shares of the Meridian Funds for shareholders who do not need the services of a broker-dealer and for long-term investors that make multiple purchases.
We have added a new E-mail Alerts feature to our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings, and other information regarding the Meridian Funds.
The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund’s portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund’s investment strategy and do not represent a Fund’s entire portfolio and in the aggregate may represent only a small percentage of a Fund’s portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management’s views presented herein and any discussion of a particular Fund’s portfolio holdings or performance are as of September 30, 2009 and are subject to change without notice.
4

Meridian Equity Income Fund Summary of Portfolio Holdings
September 30, 2009 (Unaudited)
Portfolio Holdings by Category (% of total net assets)
Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.8% $450,424
Soft Drinks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 434,970
Commercial Printing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 425,519
Data Processing & Outsourced Services. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 424,440
Aerospace/Defense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 422,370
Consumer Products. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 421,707
Paper & Packaging . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 421,362
Telecommunications Equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 421,120
Computer Hardware. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 420,681
Distributors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 418,089
Insurance-Property & Casualty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 417,698
Electrical Components & Equipment. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 415,800
Personal Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 413,219
Apparel Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 413,094
Apparel Accessories & Luxury Goods . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 412,851
Machinery-Construction, Farm & Heavy Trucks . . . . . . . . . . . . . . . . . . . . . . . . 1.7 410,640
Pharmaceuticals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 410,094
Semiconductors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 409,502
Steel . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 408,987
Office Services & Supplies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 408,894
Environmental Facilities & Services. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 408,236
Household Appliances. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 407,689
Building Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 407,148
Insurance Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 407,073
Application Software . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 406,255
Department Stores . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 406,182
Industrial Conglomerates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 405,900
Food Distributors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 405,055
Telecommunication Services-Integrated . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 404,610
Food & Meats-Packaged. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 404,558
Health Care Equipment & Supplies. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 403,326
Industrial Machinery. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 402,921
Home Improvement Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 402,264
5

Meridian Equity Income Fund Summary of Portfolio Holdings (continued)
September 30, 2009 (Unaudited)
Utilities-Gas . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6% $402,078
Household-Home Furnishings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 402,065
Railroads . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 400,923
Distillers & Vintners . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 400,226
Chemicals-Diversified . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 398,871
REITs-Storage. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 398,772
Chemicals-Specialty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 397,111
Air Freight & Logistics . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 396,137
Insurance-Life & Health . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 393,208
Tobacco . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 391,999
Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 387,365
Health Care Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 382,720
Consumer Finance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 382,304
Health Care Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 379,562
Asset Management & Custody Banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 374,454
Restaurants. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 370,955
Oil & Gas-Refining & Marketing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 367,005
Banking-Diversified Banks. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 365,552
Banking-Thrifts & Mortgage Finance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 361,625
Electric Utilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 359,307
Brokerage & Money Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 356,460
Trucking. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 355,446
Diversified Capital Markets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 355,347
Business Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4 349,740
Food Retail. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4 332,826
Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.3 1,282,289
100.0% $24,397,025
6

Meridian Growth Fund Summary of Portfolio Holdings
September 30, 2009 (Unaudited)
Portfolio Holdings by Category (% of total net assets)
Tech-Software . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15.9% $216,673,970
Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8.7 118,782,210
Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7.0 95,976,556
Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.9 79,953,622
Industrial Conglomerates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.6 76,077,325
Insurance Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.8 65,543,515
Business Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.3 58,240,478
Healthcare Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.0 55,292,927
Brokerage & Money Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.0 55,097,819
U.S. Government Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.7 49,994,740
Industrial Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.5 47,788,920
Chemicals-Specialty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.5 34,753,989
Building Products. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.4 33,171,558
Banking-Diversified Banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.3 31,537,168
Restaurants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.3 30,780,707
Consumer Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.2 30,291,573
Computer Hardware . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 27,783,864
Trucking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 27,782,811
Automotive Wholesale Services. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 27,179,064
Distributors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 26,270,343
REITs-Diversified . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 24,815,959
Healthcare Information Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 22,247,764
Leisure & Amusement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 20,983,312
Cellular Communications . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 20,580,560
Healthcare Technology. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4 19,275,000
Casino & Gaming . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.1 15,187,649
Air Freight & Logistics . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.1 14,446,650
Metals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.0 13,722,080
Construction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.3 3,956,762
Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 23,099,721
100.0% $1,367,288,616
7

Meridian Value Fund Summary of Portfolio Holdings
September 30, 2009 (Unaudited)
Portfolio Holdings by Category (% of total net assets) Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9.7% $90,850,094 Healthcare Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7.5 70,199,688 Industrial Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6.3 59,406,481 Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6.3 59,058,395 Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6.1 57,176,425 Tech-Software . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.5 41,809,238 Banking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.0 37,288,922 Consumer Products. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.9 36,972,087 Semiconductors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.8 36,071,751 Trucking. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.6 34,230,408 Leisure & Amusement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.4 31,628,244 U.S. Government Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.7 24,997,403 Insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.6 24,181,776 Asset Management & Custody Banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.5 23,952,860 Insurance Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.5 23,704,800 Brewers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.4 22,232,156 Engineering & Construction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.3 21,580,514 Home Improvement Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.3 21,290,624 Environmental Facilities & Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.2 20,966,442 Brokerage & Money Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.2 20,952,198 REITs-Diversified . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.2 20,601,743 Utilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.2 20,301,195 Metals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 20,208,140 Railroads . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 19,558,920 Business Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 19,539,210 Pipelines . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 18,149,776 Pharmaceuticals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.3 11,909,296 Computer Hardware . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.2 11,469,519 Industrial Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.0 9,644,220 Industrial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.9 8,911,343 Building Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.5 4,349,772 Biotechnology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.0 19,000 Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 15,814,890
100.0% $939,027,530
8

Meridian Equity Income Fund Schedule of Investments September 30, 2009 (Unaudited) Shares Value COMMON STOCKS — 94.7% AEROSPACE/DEFENSE — 1.7% Boeing Co. (The) . . . . . . . . . . . . . . 7,800 $422,370 AIR FREIGHT & LOGISTICS — 1.6% United Parcel Service, Inc. Class B . . . 7,015 396,137 APPAREL ACCESSORIES & LUXURY GOODS — 1.7% VF Corp. . . . . . . . . . . . . . . . . . . 5,700 412,851 APPAREL RETAIL — 1.7% Buckle, Inc. (The) . . . . . . . . . . . . . 12,100 413,094 APPLICATION SOFTWARE — 1.7% Interactive Data Corp. . . . . . . . . . . 15,500 406,255 ASSET MANAGEMENT & CUSTODY BANKS — 1.5% Federated Investors, Inc. Class B . . . . 14,200 374,454 BANKING-DIVERSIFIED BANKS — 1.5% Bank of Hawaii Corp. . . . . . . . . . . 8,800 365,552 BANKING-THRIFTS & MORTGAGE FINANCE — 1.5% Hudson City Bancorp, Inc. . . . . . . . . 27,500 361,625 BROKERAGE & MONEY MANAGEMENT — 1.5% T. Rowe Price Group, Inc. . . . . . . . . 7,800 356,460 BUILDING PRODUCTS — 1.7% Valspar Corp. . . . . . . . . . . . . . . . . 14,800 407,148 BUSINESS SERVICES — 1.4% Broadridge Financial Solutions, Inc. . . 17,400 349,740 CHEMICALS-DIVERSIFIED — 1.6% Dow Chemical Co. (The) . . . . . . . . . 15,300 398,871 Shares Value CHEMICALS-SPECIALTY — 1.6% Sensient Technologies Corp. . . . . . . . 14,300 $397,111 COMMERCIAL PRINTING — 1.7% R. R. Donnelley & Sons Co. . . . . . . 20,015 425,519 COMPUTER HARDWARE — 1.7% Diebold, Inc. . . . . . . . . . . . . . . . . 12,775 420,681 CONSUMER FINANCE — 1.6% H & R Block, Inc. . . . . . . . . . . . . . 20,800 382,304 CONSUMER PRODUCTS — 1.7% Kimberly-Clark Corp. . . . . . . . . . . . 7,150 421,707 DATA PROCESSING & OUTSOURCED SERVICES — 1.7% Automatic Data Processing, Inc. . . . . 10,800 424,440 DEPARTMENT STORES — 1.7% Nordstrom, Inc. . . . . . . . . . . . . . . 13,300 406,182 DISTILLERS & VINTNERS — 1.6% Brown-Forman Corp. Class B . . . . . . 8,300 400,226 DISTRIBUTORS — 1.7% Genuine Parts Co. . . . . . . . . . . . . . 10,985 418,089 DIVERSIFIED CAPITAL MARKETS — 1.5% NYSE Euronext. . . . . . . . . . . . . . . 12,300 355,347 ELECTRICAL COMPONENTS & EQUIPMENT — 1.7%Hubbell, Inc. Class B . . . . . . . . . . . 9,900 415,800ELECTRICAL UTILITIES — 1.5%Constellation Energy Group, Inc. . . . . 11,100 359,3079

Meridian Equity Income Fund Schedule of Investments (continued) September 30, 2009 (Unaudited) Shares Value COMMON STOCKS (continued) ENERGY — 1.6% Chevron Corp. . . . . . . . . . . . . . . . 5,500 $387,365 ENVIRONMENTAL FACILITIES & SERVICES — 1.7% Waste Management, Inc. . . . . . . . . . 13,690 408,236 FOOD DISTRIBUTORS — 1.7% SYSCO Corp. . . . . . . . . . . . . . . . 16,300 405,055 FOOD & MEATS-PACKAGED — 1.7% Kraft Foods, Inc. Class A . . . . . . . . . 15,400 404,558 FOOD RETAIL — 1.4% SUPERVALU, Inc. . . . . . . . . . . . . . 22,100 332,826 HEALTH CARE EQUIPMENT & SUPPLIES — 1.6% Hillenbrand, Inc. . . . . . . . . . . . . . . 19,800 403,326 HEALTH CARE SERVICES — 1.6% Pharmaceutical Product Development, Inc. . . . . . . . . . . . . . . . . . . . . 17,300 379,562 HEALTH CARE TECHNOLOGY — 1.6% Medtronic, Inc. . . . . . . . . . . . . . . 10,400 382,720 HOME IMPROVEMENT RETAIL — 1.6% Home Depot, Inc. . . . . . . . . . . . . . 15,100 402,264 HOUSEHOLD APPLIANCES — 1.7% Stanley Works (The) . . . . . . . . . . . . 9,550 407,689 HOUSEHOLD-HOME FURNISHINGS — 1.6% Leggett & Platt, Inc. . . . . . . . . . . . 20,725 402,065 INDUSTRIAL CONGLOMERATES — 1.7% 3M Co. . . . . . . . . . . . . . . . . . . . 5,500 405,900 Shares Value INDUSTRIAL MACHINERY — 1.6% Eaton Corp. . . . . . . . . . . . . . . . . 7,120 $402,921 INSURANCE BROKERS — 1.7% Willis Group Holdings, Ltd. (United Kingdom) . . . . . . . . . . . . . . . . . 14,425 407,073 INSURANCE-LIFE & HEALTH — 1.6% Aflac, Inc. . . . . . . . . . . . . . . . . . . 9,200 393,208 INSURANCE-PROPERTY & CASUALTY — 1.7% Mercury General Corp. . . . . . . . . . . 11,545 417,698 MACHINERY-CONSTRUCTION, FARM & HEAVY TRUCKS — 1.7%
Caterpillar, Inc. . . . . . . . . . . . . . . 8,000 410,640 OFFICE SERVICES & SUPPLIES — 1.7% Avery Dennison Corp. . . . . . . . . . . 11,355 408,894 OIL & GAS-REFINING & MARKETING — 1.5% Sunoco, Inc. . . . . . . . . . . . . . . . . 12,900 367,005 PAPER & PACKAGING — 1.7% Sonoco Products Co. . . . . . . . . . . . 15,300 421,362 PERSONAL PRODUCTS — 1.7% Nu Skin Enterprises, Inc. Class A . . . . 22,300 413,219 PHARMACEUTICALS — 1.7% Johnson & Johnson . . . . . . . . . . . . 6,735 410,094 RAILROADS — 1.6% Norfolk Southern Corp. . . . . . . . . . 9,300 400,923 10

Meridian Equity Income Fund Schedule of Investments (continued)
September 30, 2009 (Unaudited)
Shares Value
COMMON STOCKS (continued)
REITS-STORAGE — 1.6%
Public Storage REIT . . . . . . . . . . . . 5,300 $398,772
RESTAURANTS — 1.5%
McDonald’s Corp. . . . . . . . . . . . . . 6,500 370,955
RETAIL — 1.8%
Mattel, Inc. . . . . . . . . . . . . . . . . . 24,400 450,424
SEMICONDUCTORS — 1.7%
Intel Corp. . . . . . . . . . . . . . . . . . 20,925 409,502
SOFT DRINKS — 1.8%
Coca-Cola Co. (The). . . . . . . . . . . . 8,100 434,970
STEEL — 1.7%
Nucor Corp. . . . . . . . . . . . . . . . . 8,700 408,987
TELECOMMUNICATIONS EQUIPMENT — 1.7%
Harris Corp. . . . . . . . . . . . . . . . . 11,200 421,120
Shares Value
TELECOMMUNICATION SERVICES-INTEGRATED — 1.7%
AT&T, Inc. . . . . . . . . . . . . . . . . . 14,980 $404,610
TOBACCO — 1.6%
Reynolds American, Inc. . . . . . . . . . 8,805 391,999
TRUCKING — 1.5%
Ryder System, Inc. . . . . . . . . . . . . . 9,100 355,446
UTILITIES-GAS — 1.6%
AGL Resources, Inc. . . . . . . . . . . . 11,400 402,078
TOTAL INVESTMENTS — 94.7%
(Cost $24,419,310) . . . . . . . . . . . . . . . . . . . . 23,114,736
CASH AND OTHER ASSETS, LESS LIABILITIES -
5.3% . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,282,289
NET ASSETS — 100.0% . . . . . . . . . . . . . . . . . . . $24,397,025
REIT — Real Estate Investment Trust
See accompanying notes to Schedule of Investments.
11

Meridian Growth Fund
Schedule of Investments

September 30, 2009 (Unaudited)

	Shares	Value
COMMON STOCKS - 94.6%		
AIR FREIGHT & LOGISTICS - 1.1%		
Expeditors International of Washington, Inc.	411,000	$ 14,446,650
AUTOMOTIVE WHOLESALE SERVICES - 2.0%		
Copart, Inc.*	818,400	27,179,064
BANKING - DIVERSIFIED BANKS - 2.3%		
Bank of Hawaii Corp.	759,200	31,537,168
BROKERAGE & MONEY MANAGEMENT - 4.0%		
Affiliated Managers Group, Inc.*	458,400	29,800,584
T. Rowe Price Group, Inc.	553,550	25,297,235
		55,097,819
BUILDING PRODUCTS - 2.4%		
Valspar Corp.	1,205,800	33,171,558
BUSINESS SERVICES - 4.3%		
Dun & Bradstreet Corp.	465,400	35,053,928
Global Payments, Inc.	496,500	23,186,550
		58,240,478
CASINOS & GAMING - 1.1%		
International Game Technology	707,060	15,187,649
CELLULAR COMMUNICATIONS - 1.5%		
American Tower Corp. Class A*	565,400	20,580,560
CHEMICALS-SPECIALTY - 2.5%		
RPM International, Inc.	1,879,610	34,753,989
COMPUTER HARDWARE - 2.0%		
Diebold, Inc.	843,725	27,783,864
CONSTRUCTION - 0.3%		
Granite Construction, Inc.	127,885	3,956,762

	Shares	Value
CONSUMER SERVICES - 2.2%		
Rollins, Inc.	1,606,980	$ 30,291,573
DISTRIBUTORS - 1.9%		
Watsco, Inc.	487,300	26,270,343
ENERGY - 7.0%		
Continental Resources, Inc.*	302,900	11,864,593
Core Laboratories NV	276,000	28,452,840
FMC Technologies, Inc.*	638,680	33,364,643
Noble Energy, Inc.	338,000	22,294,480
		95,976,556
HEALTHCARE INFORMATION SERVICES - 1.6%		
Cerner Corp.*	297,430	22,247,764
HEALTHCARE PRODUCTS - 4.0%		
DENTSPLY International, Inc.	803,400	27,749,436
Edwards Lifesciences Corp.*	393,985	27,543,491
		55,292,927
HEALTHCARE TECHNOLOGY - 1.4%		
IDEXX Laboratories, Inc.*	385,500	19,275,000
INDUSTRIAL CONGLOMERATES - 5.6%		
Airgas, Inc.	287,467	13,904,779
Cooper Industries Plc Class A	827,200	31,077,904
Dionex Corp.*	478,600	31,094,642
		76,077,325
INDUSTRIAL SERVICES - 3.5%		
Republic Services, Inc.	1,059,726	28,156,920
Ritchie Bros. Auctioneers, Inc.	800,000	19,632,000
		47,788,920

12

Meridian Growth Fund Schedule of Investments (continued) September 30, 2009 (Unaudited) Shares Value COMMON STOCKS (continued) INSURANCE BROKERS — 4.8% Brown & Brown, Inc. . . . . 1,717,150 $32,900,594 Willis Group Holdings, Ltd. (United Kingdom) . . . . . . 1,156,730 32,642,921 65,543,515 LEISURE & AMUSEMENT — 1.5% Royal Caribbean Cruises, Ltd.* . . . . . . . . . . . . . 871,400 20,983,312 METALS — 1.0% Cameco Corp. . . . . . . . . . 493,600 13,722,080 REITS-DIVERSIFIED — 1.8% Digital Realty Trust, Inc. REIT . . . . . . . . . . . . . 542,900 24,815,959 RESTAURANTS — 2.3% Cracker Barrel Old Country Store, Inc. . . . . . . . . . . 894,788 30,780,707 RETAIL — 8.7% Bed Bath & Beyond, Inc.* . . 390,800 14,670,632 CarMax, Inc.* . . . . . . . . . 833,800 17,426,420 Coach, Inc. . . . . . . . . . . . 657,800 21,654,776 Family Dollar Stores, Inc. . . 698,100 18,429,840 Mattel, Inc. . . . . . . . . . . . 1,772,700 32,724,042 PetSmart, Inc. . . . . . . . . . 638,000 13,876,500 118,782,210 TECHNOLOGY — 5.9% Autodesk, Inc.* . . . . . . . . 854,400 20,334,720 NetApp, Inc.* . . . . . . . . . 518,100 13,822,908 Trimble Navigation, Ltd.* . . 798,100 19,082,571 Zebra Technologies Corp. Class A* . . . . . . . . . . . 1,030,213 26,713,423 79,953,622 Shares Value TECH-SOFTWARE — 15.9% Adobe Systems, Inc.* . . . . . 903,300 $29,845,032 Advent Software, Inc.* . . . . 808,838 32,555,729 Blackbaud, Inc. . . . . . . . . 1,367,000 31,714,400 BMC Software, Inc.* . . . . . 738,700 27,723,411 MICROS Systems, Inc.* . . . 762,700 23,025,913 Nuance Communications, Inc.* . . . . . . . . . . . . . . 1,746,100 26,121,656 Solera Holdings, Inc. . . . . . 1,014,700 31,567,317 Teradata Corp.* . . . . . . . . 513,100 14,120,512 216,673,970 TRUCKING — 2.0% J.B. Hunt Transport Services, Inc. . . . . . . . . . . . . . . 864,700 27,782,811 TOTAL COMMON STOCKS — 94.6% (Cost $1,134,745,415) . . . . . . . . . . . . . . 1,294,194,155 U.S. GOVERNMENT OBLIGATIONS — 3.7% U.S. Treasury Bill @ .177%** due 10/22/09 (Face Value $15,000,000). . . . . . . . . . 14,998,469 U.S. Treasury Bill @ .139%** due 10/29/09 (Face Value $35,000,000). . . . . . . . . . 34,996,271 TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $49,994,740) . . . . . . . . . . . . . . . 49,994,740 TOTAL INVESTMENTS — 98.3% (Cost $1,184,740,155) . . . . . . . . . . . . . . 1,344,188,895 CASH AND OTHER ASSETS, LESS LIABILITIES — 1.7% . . . . . . . . . . . . . . . . 23,099,721 NET ASSETS — 100.0% . . . . . . . . . . . . . . . $1,367,288,616 REIT — Real Estate Investment Trust * Non-income producing securities ** Annualized yield at date of purchase See accompanying notes to Schedule of Investments. 13

Meridian Value Fund
Schedule of Investments
September 30, 2009 (Unaudited)

	Shares	Value
COMMON STOCKS - 95.6%		
ASSET MANAGEMENT & CUSTODY BANKS - 2.5%		
Franklin Resources, Inc.	238,100	$ 23,952,860
BANKING - 4.0%		
JPMorgan Chase & Co.	469,800	20,586,636
Wells Fargo & Co.	592,700	16,702,286
		37,288,922
BIOTECHNOLOGY - 0.0%		
Talecris Biotherapeutics Holdings Corp.*	1,000	19,000
BREWERS - 2.4%		
Molson Coors Brewing Co. Class B	456,700	22,232,156
BROKERAGE & MONEY MANAGEMENT - 2.2%		
TD Ameritrade Holding Corp.*	1,067,900	20,952,198
BUILDING PRODUCTS - 0.5%		
Simpson Manufacturing Co., Inc.	172,200	4,349,772
BUSINESS SERVICES - 2.1%		
Broadridge Financial Solutions, Inc.	972,100	19,539,210
COMPUTER HARDWARE - 1.2%		
Diebold, Inc.	348,300	11,469,519
CONSUMER PRODUCTS - 3.9%		
Black & Decker Corp. (The)	465,900	21,566,511
Kimberly-Clark Corp.	261,200	15,405,576
		36,972,087
ENERGY - 6.1%		
Apache Corp.	159,100	$ 14,610,153
Exterran Holdings, Inc.*	199,650	4,739,691
Forest Oil Corp.*	493,900	9,665,623
SunPower Corp. Class A*	356,400	10,652,796
Transocean, Ltd.*	204,702	17,508,162
		57,176,425
ENGINEERING & CONSTRUCTION - 2.3%		
KBR, Inc.	926,600	21,580,514
ENVIRONMENTAL FACILITIES & SERVICES - 2.2%		
Waste Management, Inc.	703,100	20,966,442
HEALTHCARE PRODUCTS - 7.5%		
Baxter International, Inc.	333,800	19,029,938
Boston Scientific Corp.*	882,600	9,346,734
Covidien Plc	406,600	17,589,516
Gen-Probe, Inc.*	244,500	10,132,080
Hologic, Inc.*	863,000	14,101,420
		70,199,688
HOME IMPROVEMENT RETAIL - 2.3%		
Sherwin-Williams Co. (The)	353,900	21,290,624
INDUSTRIAL - 0.9%		
Curtiss-Wright Corp.	261,100	8,911,343
INDUSTRIAL PRODUCTS - 6.3%		
Cummins, Inc.	182,300	8,168,863
Franklin Electric Co., Inc.	491,700	14,097,039
Lincoln Electric Holdings, Inc.	200,400	9,508,980
Schnitzer Steel Industries, Inc. Class A	174,300	9,281,475
Sealed Air Corp.	934,800	18,350,124
		59,406,481
INDUSTRIAL SERVICES - 1.0%		
Ritchie Bros. Auctioneers, Inc.	393,000	9,644,220
INSURANCE - 2.6%		
Travelers Cos., Inc. (The)	491,200	24,181,776

14

Meridian Value Fund
Schedule of Investments (continued)

September 30, 2009 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
INSURANCE BROKERS - 2.5%		
Willis Group Holdings, Ltd. (United Kingdom)	840,000	$ 23,704,800
LEISURE & AMUSEMENT - 3.4%		
Carnival Corp.	498,700	16,596,736
Polaris Industries, Inc.	368,600	15,031,508
		31,628,244
METALS - 2.1%		
Cameco Corp.	354,800	9,863,440
Newmont Mining Corp.	235,000	10,344,700
		20,208,140
PHARMACEUTICALS - 1.3%		
BioMarin Pharmaceutical, Inc.*	658,700	11,909,296
PIPELINES - 1.9%		
Kinder Morgan Management, LLC*	383,311	18,149,776
RAILROADS - 2.1%		
Union Pacific Corp.	335,200	19,558,920
REITS-DIVERSIFIED - 2.2%		
Host Hotels & Resorts, Inc. REIT	990,900	11,662,893
Redwood Trust, Inc. REIT	576,700	8,938,850
		20,601,743
RETAIL - 9.7%		
Best Buy Co., Inc.	313,800	11,773,776
Carter's Inc.*	673,600	17,985,120
Costco Wholesale Corp.	343,900	19,416,594
Kohl's Corp.*	310,200	17,696,910
Mattel, Inc.	1,298,900	23,977,694
		90,850,094
SEMICONDUCTORS - 3.8%		
NVIDIA Corp.*	1,445,100	21,719,853
Power Integrations, Inc.	430,600	14,351,898
		36,071,751
TECHNOLOGY - 6.3%		
Autodesk, Inc.*	403,400	$ 9,600,920
Cisco Systems, Inc.*	899,600	21,176,584
Itron, Inc.*	105,500	6,766,770
Zebra Technologies Corp. Class A*	829,700	21,514,121
		59,058,395
TECH-SOFTWARE - 4.5%		
Adobe Systems, Inc.*	679,100	22,437,464
Citrix Systems, Inc.*	493,800	19,371,774
		41,809,238
TRUCKING - 3.6%		
Con-way, Inc.	519,900	19,922,568
Heartland Express, Inc.	993,600	14,307,840
		34,230,408
UTILITIES - 2.2%		
Hawaiian Electric Industries, Inc.	1,120,375	20,301,195
TOTAL COMMON STOCKS - 95.6% (Cost $762,996,323)		898,215,237
U.S. GOVERNMENT OBLIGATIONS - 2.7%		
U.S. Treasury Bill @ .177%** due 10/22/09 (Face Value $15,000,000)		14,998,469
U.S. Treasury Bill @ .139%** due 10/29/09 (Face Value $10,000,000)		9,998,934
TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $24,997,403)		24,997,403
TOTAL INVESTMENTS - 98.3% (Cost $787,993,726)		923,212,640
CASH AND OTHER ASSETS, LESS LIABILITIES - 1.7%		15,814,890
NET ASSETS - 100.0%		$939,027,530

REIT - Real Estate Investment Trust
* Non-income producing securities
** Annualized yield at date of purchase

See accompanying notes to Schedule of Investments.

15

Meridian Fund, Inc. Notes to Schedule of Investments
September 30, 2009 (Unaudited)
1. Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by Aster Investment Management Company, Inc. (the “Adviser”) under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors (the “Board”). Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are valued at amortized cost which approximates fair market value.
2. Fair Value Measurements: Various inputs are used in determining the fair value of investments, which are as follows: Level 1 — quoted prices in active markets for identical securities; Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.); and Level 3 — significant unobservable inputs (including the Fund’s determinations as to the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The summary of inputs used to value the Fund’s securities as of September 30, 2009 is as follows:
Meridian Meridian Meridian Valuation Inputs Equity Income Growth Value
Level 1 — Quoted Prices* . . . . . . . . . . . . . . . . . . . . $23,114,736 $1,294,194,155 $898,215,237 Level 2 — Other Significant Observable Inputs** . . . — 49,994,740 24,997,403 Level 3 — Significant Unobservable Inputs. . . . . . . . — — —Total Market Value of Investments . . . . . . . . . . . . $23,114,736 $1,344,188,895 $923,212,640
* Level 1 investments are all common stock and industry classifications are defined on the Schedule of Investments.
** Level 2 investments are limited to U.S. Treasury Bills.
3. Federal Income Tax Information: The aggregate cost of investments, unrealized appreciation and depreciation which are book figures that approximate federal income tax basis, were as follows:
Aggregate Aggregate
Gross Gross Net Unrealized Unrealized Unrealized Appreciation/ Aggregate Cost Appreciation Depreciation (Depreciation)
Equity Income Fund . . . $24,419,310 $1,392,479 $ (2,697,053) $ (1,304,574) Growth Fund . . . . . . . . 1,184,740,155 211,910,820 (52,462,080) 159,448,740 Value Fund . . . . . . . . . . 787,993,726 164,942,717 (29,723,803) (135,218,914)
16

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MERIDIAN FUND, INC.
This report is submitted for the information of shareholders of Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.
Officers and Directors
RICHARD F. ASTER, JR. President and Director
MICHAEL S. ERICKSON
JAMES B. GLAVIN
HERBERT C. KAY
RONALD ROTTER
MICHAEL STOLPER Directors
GREGG B. KEELING Chief Financial Officer Treasurer and Secretary Chief Compliance Officer
Custodian
PFPC TRUST COMPANY Philadelphia, Pennsylvania
Transfer Agent and Disbursing Agent
PNC GLOBAL INVESTMENT SERVICING (U.S.) INC. King of Prussia, Pennsylvania (800) 446-6662
Counsel
GOODWIN PROCTER LLP Washington, D.C.
Independent Registered Public Accounting Firm
PRICEWATERHOUSECOOPERS LLP San Francisco, California
MERIDIAN EQUITY INCOME FUND» MERIDIAN GROWTH FUND MERIDIAN VALUE FUND
FIRST QUARTER REPORT
60 E. Sir Francis Drake Blvd. Wood Island, Suite 306 Larkspur, CA 94939
www.meridianfund.com
Telephone (800) 446-6662
September 30, 2009